UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Set forth below are summaries of the material terms of certain financing arrangements that have been entered into or are being considered by Oatly Group AB (publ) (“Oatly” or the “Company”). These arrangements constitute an integrated financing package intended to refinance the group’s existing term loan B credit facility, repurchase and cancel certain of the U.S. Notes (as defined below) and provide the group with more favorable and extended access to liquidity in the form of a new revolving credit facility.

Nordic Bonds

The Company will participate in a series of investor meetings to pursue the issuance of SEK denominated senior secured floating rate bonds (the “Nordic Bonds”), subject to prevailing market conditions. The Nordic Bonds have an expected initial issue amount of SEK 1,700 million and an expected tenor of four years, subject to certain early redemption features.

The Nordic Bonds have not been, and will not be, registered under the United States Securities Act of 1933, as amended. They may not be offered or sold in the United States, except pursuant to an exemption from the registration requirements of the Securities Act. No public offering will be made in the United States and the information contained herein does not constitute an offer of securities for sale in United States, Canada, Australia, Hong Kong, Italy, New Zealand, the Republic of South Africa, the Republic of Cyprus, the United Kingdom or Japan or any other jurisdiction where such distribution or such offer would require any further measures from Oatly, the bookrunners or any other party or would be prohibited by applicable law.

SEK 750 million super senior revolving credit facility commitment letter

On September 9, 2025, the Company entered into a commitment letter (the “SSRCF Commitment Letter”), pursuant to which JP Morgan SE, Nordea Bank Abp, filial i Sverige and Coöperatieve Rabobank U.A. have committed to participate in a SEK 750 million super senior revolving credit facility contemplated to be provided to Oatly AB (the “Super Senior Revolving Credit Facility”), which would replace the group’s existing revolving credit facility following settlement of the Nordic Bonds. The material terms of the Super Senior Revolving Credit Facility are set out in the term sheet scheduled to the SSRCF Commitment Letter and reflect, among other things, the following differences compared to the group’s existing revolving credit facility: (i) a committed tenor of two years and six months, with a 15 months’ uncommitted extension option, (ii) removal of EBITDA based draw-stop limitations, annual clean down requirement and minimum ‘Europe & International’ EBITDA financial covenant, (iii) minimum liquidity financial covenant is reset and tested quarterly instead of continuously and ceases to apply following Q3 2027, (iv) minimum EBITDA financial covenant ceases to apply following Q3 2027 and (vi) total net leverage ratio financial covenant commences to apply in Q3 2027.

The commitments under the commitment letter, which is valid up until December 19, 2025, are subject to, among other things, execution of satisfactory long-form documentation on the terms set out in the agreed term sheet and satisfaction of the agreed conditions precedent thereunder.

Security and intercreditor arrangements for Super Senior Revolving Credit Facility and Nordic Bonds

The debt under the Nordic Bonds and the Super Senior Revolving Credit Facility will share in the same security and guarantees from material companies in the group by way of an intercreditor agreement. The security to be provided for the Super Senior Revolving Credit Facility and the Nordic Bonds include share pledges, security over material intra-group loans, security over material bank accounts, security over material intellectual property, New York law all-asset security, English law debentures, Swedish floating charges and Swedish real estate mortgage.

Convertible Note Repurchases

On September 9, 2025, the Company entered into the Convertible Note Repurchase Agreements (the “Repurchase Agreements”) with certain accredited investors (the “Selling Noteholders”) that are holders of the Company’s 9.25% Convertible Senior PIK Notes due 2028 (CUSIP No. 67421J AC2) originally issued pursuant to the Indenture, dated March 23, 2023, by and among the Company and U.S. Bank Trust Company, National Association (the “U.S. Notes”) in privately negotiated transactions. In accordance with the Repurchase Agreements, the Company will deliver to the Selling Noteholders a mix of (a) cash in an aggregate amount of approximately $24.7 million and (b) the Company’s American Depositary Shares (“ADSs”) in an aggregate amount of 898,134 ADSs in exchange for an aggregate amount of approximately $42.9 million U.S. Notes held by the Selling Noteholders. Settlement of the transactions contemplated by the Repurchase Agreements (the “U.S. Note Repurchase”) is subject to customary closing conditions, including successful settlement of the Nordic Bonds, and is expected to occur after settlement of the Nordic Bonds and the refinancing of the Company’s existing term loan B facility. Upon closing of the U.S. Note Repurchase, the U.S. Notes sold by the Selling Noteholders will be deemed cancelled and no longer outstanding.

This Form 6-K is neither an offer to sell nor a solicitation of an offer to buy any securities, nor shall it constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. There can be no assurances that the transactions will be completed as described herein or at all.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Convertible Note Repurchase Agreement
99.2	Press Release, dated September 9, 2025 (furnished herewith)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OATLY GROUP AB
Date: September 9, 2025
	By:	/s/ Marie-José David
	Name:	Marie-José David
	Title:	Chief Financial Officer